Exhibit 99.2

Dr. Reddy’s Laboratories Ltd. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500 034, Telangana, India.
CIN : L85195TG1984PLC004507
Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email: mail@drreddys.com
www.drreddys.com

July 27, 2016

BSE Limited

National Stock Exchange of India Limited

New York Stock Exchange

Dear Sir/Madam,

Ref.: Scrip Code: 500124 (BSE), DRREDDY (NSE), RDY(NYSE)

Sub.: Outcome of 32nd Annual General Meeting & Voting results.

This is with reference to our earlier letter dated July 1, 2016 regarding the 32nd Annual General Meeting (AGM) of the Company held today i.e. July 27, 2016.

In accordance with Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Listing Regulations), this is to inform you that the Members of the Company transacted the business as stated in the Notice of 32nd AGM, dated June 17, 2016.

SI. no.	Description	Particulars
A	Date of AGM	July 27, 2016

B	Total no. of Shareholders on record (cut-off) date (June 24, 2016)	107,625(1)

C	No. of shareholders present in meeting either in person or through proxy	210

D	Shareholders	Present in person and proxy	Equity Shares	% to capital
	Promoter & Promoter group	11	43,649,762	26.36
	Public	199	34,323,714	20.73

	Total	210	77,973,476	47.09

E	No. of shareholders attended the meeting through video conferencing: Promoter & Promoter group: Not applicable Public: Not applicable

(1)	The cut-off date for purpose of determining the shareholders eligible to vote was Wednesday July 20, 2016.

The agenda-wise disclosure of voting details is enclosed as Annexure-A. The Report of Scrutinizer on remote e-voting & voting at AGM (by electronic means) is enclosed as Annexure - B.

Further, pursuant to Regulation 30 of the Listing Regulations, summary of the 32nd AGM proceedings is enclosed as Annexure – C.

We would also like to inform you that Mr. Ravi Bhoothalingam, Independent Director of the Company has ceased to be a Director of the Company w. e. f. July 27, 2016 on completion of his term.

With regards,

Sandeep Poddar

Company Secretary

Encl: a/a

CC: National Securities Depositary Limited (NSDL)

Annexure - A

DR. REDDY’S LABORATORIES LIMITED - 32nd AGM VOTING RESULTS IN FORMAT UNDER REGULATION 44 OF THE SEBI (LISTING OBLIGATIONS AND DISCLOSURE REQUIRMENTS) REGULATIONS, 2015

Resolution no. 1	Consolidated (Remote E-Voting + Voting at AGM)

Ordinary Resolution-

Approval of the financial statements (standalone and consolidated) of the Company for the year ended 31 March, 2016, including audited Balance Sheet as at 31st March, 2016 and the Statement of Profit and Loss of the Company for the year ended on that date along with the reports of the Board of Directors and Auditors thereon.

	Promoter/Public	No. of shares held (1)	No. of votes polled (2)	% of votes polled on outstanding shares (3)	No. of votes - in favour (4)	No. of Votes- against (5)	% of votes in favour on votes polled (6)	% of votes against on votes polled (7)
	Promoter & Promoter Group	43649762	43649762	100.00	43649762	0	100.00	0.00
	Public - Institutional holders	106638290	76921615	72.13	76918853	2762	100.00	0.00
	Public - Others	15295423	116799	0.76	116655	144	99.88	0.12

	Total	165583475	120688176	72.89	120685270	2906	100.00	0.00

Resolution no. 2	Consolidated (Remote E-Voting + Voting at AGM)
Ordinary Resolution- Declaration of dividend on the equity shares for the financial year 2015-16.	Promoter/Public	No. of shares held (1)	No. of votes polled (2)	% of votes polled on outstanding shares (3)	No. of votes - in favour (4)	No. of Votes- against (5)	% of votes in favour on votes polled (6)	% of votes against on votes polled (7)
	Promoter & Promoter Group	43649762	43649762	100.00	43649762	0	100.00	0.00
	Public - Institutional holders	106638290	77062297	72.27	77013314	48983	99.94	0.06
	Public - Others	15295423	116858	0.76	116719	139	99.88	0.12

	Total	165583475	120828917	72.97	120779795	49122	99.96	0.04

Resolution no. 3	Consolidated (Remote E-Voting + Voting at AGM)
Ordinary Resolution- Re-appointment of Mr. K Satish Reddy (DIN : 00129701), who retires by rotation, and being eligible offers himself for the re-appointment.	Promoter/Public	No. of shares held (1)	No. of votes polled (2)	% of votes polled on outstanding shares (3)	No. of votes - in favour (4)	No. of Votes- against (5)	% of votes in favour on votes polled (6)	% of votes against on votes polled (7)
	Promoter & Promoter Group	43649762	43649762	100.00	43649762	0	100.00	0.00
	Public - Institutional holders	106638290	76168028	71.43	75647306	520722	99.32	0.68
	Public - Others	15295423	116793	0.76	116255	538	99.54	0.46

	Total	165583475	119934583	72.43	119413323	521260	99.57	0.43

Resolution no. 4 Ordinary Resolution- Appointment of M/s. S R Batliboi & Associates LLP, Chartered Accountants as Statutory Auditors and fix their remuneration.	Consolidated (Remote E-Voting + Voting at AGM)
	Promoter/Public	No. of shares held (1)	No. of votes polled (2)	% of votes polled on outstanding shares (3)	No. of votes - in favour (4)	No. of Votes- against (5)	% of votes in favour on votes polled (6)	% of votes against on votes polled (7)
	Promoter & Promoter Group	43649762	43649762	100.00	43649762	0	100.00	0.00
	Public - Institutional holders	106638290	77057842	72.26	76604276	453566	99.41	0.59
	Public - Others	15295423	116843	0.76	116092	751	99.36	0.64

	Total	165583475	120824447	72.97	120370130	454317	99.62	0.38

Resolution no. 5 Ordinary Resolution- Re-appointment of Mr G V Prasad (DIN:00057433) as Whole-time Director designated as Co-Chairman, Managing Director and Chief Executive Officer.	Consolidated (Remote E-Voting + Voting at AGM)
	Promoter/Public	No. of shares held (1)	No. of votes polled (2)	% of votes polled on outstanding shares (3)	No. of votes - in favour (4)	No. of Votes- against (5)	% of votes in favour on votes polled (6)	% of votes against on votes polled (7)
	Promoter & Promoter Group	43649762	43649762	100.00	43649762	0	100.00	0.00
	Public - Institutional holders	106638290	76941927	72.15	74825230	2116697	97.25	2.75
	Public - Others	15295423	116809	0.76	115844	965	99.17	0.83

	Total	165583475	120708498	72.90	118590836	2117662	98.25	1.75

Resolution no. 6 Ordinary Resolution- Appointment of Mr. Bharat Narotam Doshi (DIN:00012541) as an Independent Director in terms of Section 149 of the Companies Act, 2013.	Consolidated (Remote E-Voting + Voting at AGM)
	Promoter/Public	No. of shares held (1)	No. of votes polled (2)	% of votes polled on outstanding shares (3)	No. of votes - in favour (4)	No. of Votes- against (5)	% of votes in favour on votes polled (6)	% of votes against on votes polled (7)
	Promoter & Promoter Group	43649762	43649762	100.00	43649762	0	100.00	0.00
	Public - Institutional holders	106638290	77051974	72.26	76793720	258254	99.66	0.34
	Public - Others	15295423	116851	0.76	115106	1745	98.51	1.49

	Total	165583475	120818587	72.97	120558588	259999	99.78	0.22

Resolution no. 7 Ordinary Resolution- Appointment of Mr. Hans Peter Hasler (DIN:07535056) as an Independent Director in terms of Section 149 of the Companies Act, 2013.	Consolidated (Remote E-Voting + Voting at AGM)
	Promoter/Public	No. of shares held (1)	No. of votes polled (2)	% of votes polled on outstanding shares (3)	No. of votes - in favour (4)	No. of Votes- against (5)	% of votes in favour on votes polled (6)	% of votes against on votes polled (7)
	Promoter & Promoter Group	43649762	43649762	100.00	43649762	0	100.00	0.00
	Public - Institutional holders	106638290	77051479	72.25	76835181	216298	99.72	0.28
	Public - Others	15295423	116842	0.76	116039	803	99.31	0.69

	Total	165583475	120818083	72.97	120600982	217101	99.82	0.18

Resolution no. 8 Ordinary Resolution- Remuneration to Directors other than the Managing/Whole-time Directors.	Consolidated (Remote E-Voting + Voting at AGM)
	Promoter/Public	No. of shares held (1)	No. of votes polled (2)	% of votes polled on outstanding shares (3)	No. of votes - in favour (4)	No. of Votes- against (5)	% of votes in favour on votes polled (6)	% of votes against on votes polled (7)
	Promoter & Promoter Group	43649762	43649762	100.00	43649762	0	100.00	0.00
	Public - Institutional holders	106638290	77028094	72.23	76957343	70751	99.91	0.09
	Public - Others	15295423	116732	0.76	111665	5067	95.66	4.34

	Total	165583475	120794588	72.95	120718770	75818	99.94	0.06

Resolution no. 9 Ordinary Resolution- Ratification of remuneration payable to Cost Auditors, M/s Sagar & Associates, Cost Accountants, for the financial year ending 31 March, 2017.	Consolidated (Remote E-Voting + Voting at AGM)
	Promoter/Public	No. of shares held (1)	No. of votes polled (2)	% of votes polled on outstanding shares (3)	No. of votes - in favour (4)	No. of Votes- against (5)	% of votes in favour on votes polled (6)	% of votes against on votes polled (7)
	Promoter & Promoter Group	43649762	43649762	100.00	43649762	0	100.00	0.00
	Public - Institutional holders	106638290	77051772	72.26	77042923	8849	99.99	0.01
	Public - Others	15295423	116749	0.76	115963	786	99.33	0.67

	Total	165583475	120818283	72.97	120808648	9635	99.99	0.01

Annexure - B

R & A.Associates
T 202, Technopolis, 1-10-74/B Above Ratnadeep Super Market Chikoti Gardens, Begumpet Hyderabad - 500016. India +91 40-4003 2244 - 47
info@RnA-cs.com | www.RnA-cs.com

CONSOLIDATED SCRUTINIZER’S REPORT

(Pursuant to Section 108 of the Companies Act, 2013 and Rule 20 of the Companies

(Management and Administration) Rules, 2014 as amended)

To

The Chairman

Dr. Reddy’s Laboratories Limited

8-2-337, Road No.3, Banjara Hills

Hyderabad 500 035

32nd Annual General Meeting of the Members of Dr. Reddy’s Laboratories Limited held on Wednesday, 27 July 2016 at 9.30 AM IST at the Kavari Ball Room, Hotel Trident, HITEC City, Madhapur, Hyderabad 500081, Telangana, India.

Dear Sir,

I, G Raghu Babu, Company Secretary in whole-time practice, Partner, R & A Associates, Company Secretaries, Hyderabad was appointed as Scrutinizer by the Board of Directors of the Dr. Reddy’s Laboratories Limited (the Company) for the purpose of scrutinizing the remote e-voting and voting process for the 32nd Annual General Meeting (AGM) of the Company, pursuant to Section 108 of the Companies Act, 2013 (the Act) read with Rule 20 & 21 of the Companies (Management and Administration) Rules, 2014 as amended (the Rules), on the resolutions contained in the Notice of the 32nd AGM of the members of the Company, held on Wednesday, 27 July, 2016 at 9.30 AM IST and also for ascertaining the requisite majority for the resolutions proposed therein.

The management of the Company is responsible to ensure the compliance with the requirements of the Act and the Rules relating to remote e-voting and voting process for the resolutions contained in the Notice of the 32nd AGM of the members of the company. Our responsibility as a Scrutinizer is to ensure that remote e-voting and voting process is carried out in a fair and transparent manner and to make a consolidated scrutinizer’s report on remote e-voting and voting at the AGM venue. The Company has engaged the services of National Securities Depository Limited (NSDL) for voting by electronic means (both for remote e-voting and voting at the AGM venue).

In accordance with the Notice of the 32nd AGM sent to the members and the ‘Advertisement’ published pursuant to Rule 20 of the Companies (Management and Administration) Rules, 2014 as amended, the remote e-voting period was open from 9.00 AM IST on Saturday, 23 July 2016 and was closed at 5.00 PM IST on Tuesday, 26 July 2016.

Continuation sheet

The equity shareholders holding shares as on Wednesday, 20 July 2016, “cut off date”, were entitled to vote on the resolution stated in the Notice of the 32nd AGM of the Company.

The voting at the AGM venue was allowed with our assistance by using an electronic voting system on the resolutions on which the voting is to be held. The said voting system was provided to all those members who were present at the AGM venue but have not cast their votes by availing the remote e-voting facility. As per the information provided by NSDL, the name of the shareholders who had voted through remote e-voting facility had been blocked.

After the conclusion of the voting at the AGM venue, the votes cast thereat were counted. Thereafter, the votes on remote e-voting were unblocked on Wednesday, 27 July 2016 at 11.30 AM, in the presence of two witnesses who were not employees of the Company and the e-voting results/list of equity shareholders who have voted for and against were downloaded from the e-voting website of NSDL.

The combined results of the remote e-voting and voting at the AGM venue are given as Annexure ‘A’ to this report. Based on combined results, we report that, all the resolutions as per the Notice of the 32nd AGM of the Company stands passed with requisite majority.

The electronic data and all other relevant records relating to the remote e-voting and voting at the AGM venue are under my safe custody until the Chairman approves and sign the Minutes of the 32nd AGM and thereafter will be handed over to the Company Secretary of the Company for safe preservation.

Thanking you,

For R & A Associates

(G. Raghu Babu)
Place: Hyderabad	Partner
Date: 27 July, 2016	CP No. 2820

Witness - 1:		Witness - 2:

Signature:		Signature:
Name:	P. SURYA PRAKASH	Name:	ASHOK SHETTY

Dr Reddy’s Laboratories Limited - 32nd Annual General Meeting held on held on Wednesday, 27 July, 2016 at 09:30 AM at the Kaveri Ball Room, Hotel Trident, HITEC City, Madhapur, Hyderabad 500081.

Combined Results (remote e-Voting and voting at AGM venue)	Annexure-A

Item number of Notice and type of resolution	Description	Particulars of Business	Total no. of votes cast	Votes in favour of the resolution		Votes against the resolution		Invalid Votes
				No’s	% age	No’s	% age	No’s	% age
1 - Ordinary Resolution	Approval of the financial statements (standalone and consolidated) of the Company for the year ended 31 March, 2016, including audited Balance Sheet as at 31st March, 2016 and the Statement of Profit and Loss of the Company for the year ended on that date along with the reports of the Board of Directors and Auditors thereon.	remote e-voting	10,31,90,741	10,31,90,598	100.00%	143	0.00%	0.00	0.00%
		voting at the AGM venue	1,74,97,435	1,74,94,672	99.98%	2,763	0.02%	0.00	0.00%

		Total	12,06,88,176	12,06,85,270	100.00%	2,906	0.00%	0.00	0.00%

2 - Ordinary Resolution	Declaration of dividend on the equity shares for the financial year 2015-16.	remote e-voting	10,33,24,520	10,33,24,381	100.00%	139	0.00%	0.00	0.00%
		voting at the AGM venue	1,75,04,397	1,74,55,414	99.72%	48,983	0.28%	0.00	0.00%

		Total	12,08,28,917	12,07,79,795	99.96%	49,122	0.04%	0.00	0.00%

3 - Ordinary Resolution	Re-appointment of Mr. K Satish Reddy (DIN : 00129701), who retires by rotation, and being eligible offers himself for the reappointment.	remote e-voting	10,24,90,960	10,24,39,654	99.95%	51,306	0.05%	0.00	0.00%
		voting at the AGM venue	1,74,43,623	1,69,73,669	97.31%	4,69,954	2.69%	0.00	0.00%

		Total	11,99,34,583	11,94,13,323	99.57%	5,21,260	0.43%	0.00	0.00%

4 - Ordinary Resolution	Appointment of M/s. S R Batliboi & Associates LLP, Chartered Accountants as Statutory Auditors and fix their remuneration.	remote e-voting	10,33,24,505	10,33,02,322	99.98%	22,183	0.02%	0.00	0.00%
		voting at the AGM venue	1,74,99,942	1,70,67,808	97.53%	4,32,134	2.47%	0.00	0.00%

		Total	12,08,24,447	12,03,70,130	99.62%	4,54,317	0.38%	0.00	0.00%

5 - Ordinary Resolution	Re-appointment of Mr G V Prasad (DIN:00057433) as Whole-time Director designated as Co-Chairman, Managing Director and Chief Executive Officer.	remote e-voting	10,33,24,471	10,21,81,885	98.89%	11,42,586	1.11%	0.00	0.00%
		voting at the AGM venue	1,73,84,027	1,64,08,951	94.39%	9,75,076	5.61%	0.00	0.00%

		Total	12,07,08,498	11,85,90,836	98.25%	21,17,662	1.75%	0.00	0.00%

6 - Ordinary Resolution	Appointment of Mr. Bharat Narotam Doshi (DIN:00012541) as an Independent Director in terms of Section 149 of the Companies Act, 2013.	remote e-voting	10,33,24,532	10,30,86,946	99.77%	2,37,586	0.23%	0.00	0.00%
		voting at the AGM venue	1,74,94,055	1,74,71,642	99.87%	22,413	0.13%	0.00	0.00%

		Total	12,08,18,587	12,05,58,588	99.78%	2,59,999	0.22%	0.00	0.00%

7 - Ordinary Resolution	Appointment of Mr. Hans Peter Hasler (DIN:07535056) as an Independent Director in terms of Section 149 of the Companies Act, 2013.	remote e-voting	10,33,24,504	10,31,13,717	99.80%	2,10,787	0.20%	0.00	0.00%
		voting at the AGM venue	1,74,93,579	1,74,87,265	99.96%	6,314	0.04%	0.00	0.00%

		Total	12,08,18,083	12,06,00,982	99.82%	2,17,101	0.18%	0.00	0.00%

8 - Ordinary Resolution	Remuneration to Directors other than the Managing/Whole-time Directors.	remote e-voting	10,33,15,081	10,33,10,187	100.00%	4,894	0.00%	0.00	0.00%
		voting at the AGM venue	1,74,79,507	1,74,08,583	99.59%	70,924	0.41%	0.00	0.00%

		Total	12,07,94,588	12,07,18,770	99.94%	75,818	0.06%	0.00	0.00%

9 - Ordinary Resolution	Ratification of remuneration payable to Cost Auditors, M/s Sagar & Associates, Cost Accountants, for the financial year ending 31 March, 2017.	remote e-voting	10,33,24,470	10,33,23,808	100.00%	662	0.00%	0.00	0.00%
		voting at the AGM venue	1,74,93,813	1,74,84,840	99.95%	8,973	0.05%	0.00	0.00%

		Total	12,08,18,283	12,08,08,648	99.99%	9,635	0.01%	0.00	0.00%

Annexure C

SUMMARY OF PROCEEDINGS OF THE 32nd ANNUAL GENERAL MEETING

The 32nd Annual General Meeting (AGM) of the members of Dr. Reddy’s Laboratories Limited (‘the Company’) was held on Wednesday, 27 July 2016 at 9.30 AM at Kaveri Ball Room, Hotel Trident, HITEC City, Madhapur, Hyderabad – 500081, India. The following Directors were present:

Directors Present:

1. Mr. K Satish Reddy	Chairman and Member
2. Mr. G V Prasad	Co-Chairman, Managing Director & CEO and Member
3. Mr. Anupam Puri	Independent Director
4. Dr. Ashok S Ganguly	Independent Director and Member
5. Mr. Bharat N Doshi	Independent Director and Member
6. Dr. Bruce L A Carter	Independent Director
7. Mr. Hans Peter Hasler	Independent Director
8. Ms. Kalpana Morparia	Independent Director and Member
9. Dr. Omkar Goswami	Independent Director and Member
10. Mr. Ravi Bhoothalingam	Independent Director and Member
11. Mr. Sridar Iyengar	Independent Director

In attendance

Mr. Saumen Chakraborty	President & Chief Financial Officer and member
Mr. Sandeep Poddar	Company Secretary and member
Mr. Rajani Chander	Representative of M/s. B S R & Co. LLP, Statutory Auditors
Mr. G Raghu Babu	Partner, M/s. R & A Associates (Scrutinizer)

Members Present:

In person & by proxy, 210 representing 77,973,476 shares

Pursuant to Article 70 of Articles of Association of the Company, Mr. K Satish Reddy, the Chairman of the Board took the chair and conducted the proceedings of the Meeting. The requisite quorum being present, the meeting was called to order. The Company Secretary read the Auditors’ Report. The Chairman delivered his speech followed with the address by the Co-Chairman, Managing Director & CEO.

The shareholders were informed that the copies of audited financial statements for the year ended March 31, 2016, Board’s and Auditor’s report had been posted/emailed as the case may be, to all the Members and that the original documents along with the statutory registers are available for inspection. The shareholders were further informed that the Company had provided the Members the facility to cast their vote electronically, on all resolutions set forth in the Notice. Members who were present at the AGM and had not cast their votes electronically were provided an opportunity to cast their votes at the end of the meeting and that there will be no voting by show of hands at the meeting.

Members sought certain clarifications/informations, which were appropriately responded to.

The following items of business, as per the Notice of the 32nd AGM dated 17 June, 2016 were transacted at the meeting:

1.	Adoption of audited Financial Statements (both Standalone and Consolidated Financial Statements) for the financial year ended March 31, 2016 and reports of the Board of Directors and the Auditors thereon (Ordinary Resolution).
2.	Declaration of Dividend for the financial year 2015-16 (Ordinary Resolution).
3.	Re-appointment of Mr. Satish Reddy who retires by rotation, and being eligible, offers himself for the re-appointment (Ordinary Resolution).
4.	Appointment of M/s. S R Batliboi & Associates LLP, Chartered Accountants as Statutory Auditors and fix their remuneration (Ordinary Resolution).
5.	Re-appointment of Mr. G V Prasad as Whole-time Director designated as Co-Chairman, Managing Director and Chief Executive Officer (Ordinary Resolution).
6.	Appointment of Mr. Bharat Narotam Doshi as an Independent Director in terms of Section 149 of the Companies Act, 2013 (Ordinary Resolution).
7.	Appointment of Mr. Hans Peter Hasler as an Independent Director in terms of Section 149 of the Companies Act, 2013 (Ordinary Resolution).
8.	Remuneration to Directors other than the Managing / Whole-time Directors (Ordinary Resolution).
9.	Ratification of remuneration payable to Cost Auditors, M/s. Sagar & Associates Cost Accountants, for the financial year ending 31 March 2017 (Ordinary Resolution).

The Chairman informed the shareholders that Mr. G Raghu Babu, Partner of M/s. R & A Associates, Practicing Company Secretary, Hyderabad was appointed as the Scrutinizer for the voting and remote e-voting process in a fair and transparent manner and to report on the voting results for the items as per the notice of the 32nd AGM. The Chairman also authorised the Company Secretary on behalf of the Board, to declare the results of voting. The Scrutinizers’ Report was received and accordingly all the resolutions as set out in the Notice of the 32nd AGM were declared as passed by requisite majority.